   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 11, 1998
                                                      REGISTRATION NO. 333-60029

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   ------------------------------------------
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6
                   ------------------------------------------
                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                   ------------------------------------------
A. EXACT NAME OF TRUST:
                              EQUITY INVESTOR FUND

                            BLUE CHIP STOCK SERIES 6
                           PREMIER AMERICAN PORTFOLIO

                              DEFINED ASSET FUNDS
B. NAMES OF DEPOSITORS:
               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                               SMITH BARNEY INC.
                           DEAN WITTER REYNOLDS INC.
                            PAINEWEBBER INCORPORATED
C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:
                     MERRILL LYNCH, PIERCE, FENNER & SMITH
                                  INCORPORATED
                              DEFINED ASSET FUNDS
                                 P.O. BOX 9051
                            PRINCETON, NJ 08543-9051

PAINEWEBBER INCORPORATED     SMITH BARNEY INC.    DEAN WITTER REYNOLDS INC.
   1285 AVENUE OF THE      388 GREENWICH STREET        TWO WORLD TRADE
        AMERICAS                23RD FLOOR           CENTER--59TH FLOOR
   NEW YORK, NY 10019       NEW YORK, NY 10013       NEW YORK, NY 10048

D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:
                              TERESA KONCICK, ESQ.
                                 P.O. BOX 9051
                            PRINCETON, NJ 08543-9051

    ROBERT E. HOLLEY        LAURIE A. HESSLEIN       DOUGLAS LOWE, ESQ.
   1285 AVENUE OF THE        388 GREENWICH ST.    DEAN WITTER REYNOLDS INC.
        AMERICAS            NEW YORK, NY 10013         TWO WORLD TRADE
   NEW YORK, NY 10019                                CENTER--59TH FLOOR
                                                     NEW YORK, NY 10048


                                COPIES TO:
                          PIERRE DE SAINT PHALLE,
                                   ESQ.
                           450 LEXINGTON AVENUE
                            NEW YORK, NY 10017

E. TITLE OF SECURITIES BEING REGISTERED:
  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.
F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
 As soon as practicable after the effective date of the Registration Statement.

/ x / Check box if it is proposed that this filing will become effective at 9:30 a.m. on September 11, 1998 pursuant to Rule 487.

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                                                   DEFINED ASSET FUNDSSM
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EQUITY INVESTOR FUND          The objective of this Defined Fund is total return

BLUE CHIP STOCK SERIES 6      through a combination of capital appreciation and,

PREMIER AMERICAN PORTFOLIO    to a lesser extent, dividend income by investing
(A UNIT INVESTMENT            for a period of about two years in a diversified
TRUST)                        portfolio of relatively high-priced common stocks
------------------------------issued primarily by leading American corporations
-- QUARTERLY INCOME           having records of uninterrupted dividend payments
-- PROFESSIONAL SELECTION     over a relatively long period of time ('blue chip
-- DIVERSIFICATION            stocks'). There is no assurance that the Fund's
-- REINVESTMENT OPTION        objectives will be met.
                              The value of units will fluctuate with the value of the common stocks in the Portfolio and no assurance can be given that the underlying common stocks will continue to pay dividends or that the underlying common stocks or the units will appreciate in value.
                              Minimum purchase: $250.


                               -------------------------------------------------
                               THESE SECURITIES HAVE NOT BEEN APPROVED OR
                               DISAPPROVED BY THE SECURITIES AND EXCHANGE
                               COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
                               HAS THE COMMISSION OR ANY STATE SECURITIES
                               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
SPONSORS:                      OF THIS DOCUMENT. ANY REPRESENTATION TO THE
Merrill Lynch,                 CONTRARY IS A CRIMINAL OFFENSE.
Pierce, Fenner & Smith         Inquiries should be directed to the Trustee at

Incorporated                   1-800-221-7771.
Smith Barney Inc.              Prospectus dated September 11, 1998.
PaineWebber Incorporated       INVESTORS SHOULD READ THIS PROSPECTUS CAREFULLY
Dean Witter Reynolds Inc.      AND RETAIN IT FOR FUTURE REFERENCE.

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Defined Asset FundsSM
Defined Asset Funds is America's oldest and largest family of unit investment trusts, with over $115 billion sponsored in the last 25 years. Each Defined Asset Fund is a portfolio of preselected securities. The portfolio is divided into 'units' representing equal shares of the underlying assets. Each unit receives an equal share of income and principal distributions.
Defined Asset Funds offer several defined 'distinctives'. You know in advance what you are investing in and that changes in the portfolio are limited - a defined portfolio. Most defined bond funds pay interest monthly - defined income. The portfolio offers a convenient and simple way to invest - simplicity defined.
Your financial professional can help you select a Defined Asset Fund to meet your personal investment objectives. Our size and market presence enable us to offer a wide variety of investments. The Defined Asset Funds family offers:
  o Municipal bond portfolios
o Corporate bond portfolios
o Government bond portfolios
o Equity portfolios
o International bond and equity portfolios
The terms of Defined Funds are as short as one year or as long as 30 years. Special defined bond funds are available including: insured funds, double and triple tax-free funds and funds with 'laddered maturities' to help protect against changing interest rates. Defined Asset Funds are offered by prospectus only.
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Defining Your Portfolio
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The 33 stocks represented in the Portfolio are issued primarily by companies that are among the oldest, largest or most profitable American companies in their respective industries, and have established records of earnings and uninterrupted dividend payments over a relatively long period of time. These are commonly known as 'blue chip' stocks. All but one have paid uninterrupted dividends over a relatively long period of time. One issuer, Berkshire Hathaway Inc., does not pay dividends but in the opinion of Defined Asset Funds research analysts otherwise qualifies as a blue chip stock. Investing in the Portfolio, rather than in only one or two of the underlying common stocks, is a way to diversify your investment. Based upon the principal business of each issuer and current market values, the following industries are represented in the
Portfolio:

                                                   APPROXIMATE
                                                    PORTFOLIO
                                                   PERCENTAGE

/ / Medical/Health Care                                23%
/ / Insurance                                          13
/ / Consumer Products                                  10
/ / Electronic Products/Services                       10
/ / Diversified Operations                              8
/ / Financial Services                                  8
/ / Aerospace/Defense-Equipment                         7
/ / Food/Beverages                                      5
/ / Retail                                              4
/ / Office Automation & Equipment                       4
/ / Data Processing/Management                          3
/ / Building & Construction Products                    2
/ / Oil                                                 2
/ / Telecommunications                                  1


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Defining Your Risks
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Unit price fluctuates with the value of the Portfolio, and the value of the Portfolio could be affected by changes in the financial condition of the issuers, changes in the various industries represented in the Portfolio, movements in stock prices generally, the impact of the Sponsors' purchase and sale of the securities (especially during the primary offering period of units) and other factors. Therefore, there is no guarantee that the objective of the Portfolio will be achieved. Additionally, equity markets have been at historically high levels and no assurance can be given that these levels will continue. (See Risk Factors in Part B.)
Unlike a mutual fund, the Portfolio is not actively managed and the Sponsors receive no management fee. Therefore, the adverse financial condition of an issuer or any market movement in the price of a security will not necessarily require the sale of securities from the Portfolio or mean that the Sponsors will not continue to purchase the security in order to create additional Units. Although the Portfolio is regularly reviewed and evaluated and Sponsors may instruct the Trustee to sell securities under certain limited circumstances, securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation. (See Portfolio Supervision in Part B.)

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Defining Your Investment
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PUBLIC OFFERING PRICE PER 1,000 UNITS                  $999.96

The Public Offering Price as of September 10, 1998, the business day prior to the initial date of deposit, is based on the aggregate value of the underlying securities (475,427.50) and any cash held to purchase securities, divided by the number of units outstanding (480,229) times 1,000, plus the initial sales charge. The Public Offering Price includes the estimated organization costs of $1.60 per 1,000 Units, to which no sales charge has been applied. Units offered on the Initial Date of Deposit will also be priced at $1,000 per 1,000 Units although the aggregate value of the underlying securities, cash amount and number of Units may vary. The Public Offering Price on any subsequent date will vary. The underlying securities are valued by the Trustee on the basis of their closing sale prices at 4:00 p.m. Eastern time on every business day.

SALES CHARGES

The total sales charge for this investment combines an initial up-front sales charge and an annual deferred sales charge that will be deducted from the net asset value of the Portfolio in seven monthly payments each year of the Portfolio. If you redeem or exchange your units prior to October 1, 1999, you will not pay the deferred sales charge for the second year.

ROLLOVER/EXCHANGE OPTION

You may exchange your units of this Portfolio for units of any Focus or Select Series, or certain other selected Defined Asset Funds, any time prior to termination of this Portfolio. If you continue to hold your units, when this Portfolio is about to be liquidated you may have the option to roll your proceeds into the next Blue Chip Series, if one is available. If you notify your financial professional by September 13, 2000, your units will be redeemed and your proceeds will be reinvested in units of the next Portfolio, if available. If you decide not to roll over your proceeds, you will receive a cash distribution after termination. Of course you can sell or redeem your Units at any time prior to termination.

QUARTERLY INCOME DISTRIBUTIONS

Distributions of dividend income net of expenses, if any, will be paid on the 25th day of November, February, May and July commencing the 25th day of November, 1998, if you own Units on the 10th of those months. In order to meet certain tax requirements, a special distribution of income including capital gains, may be paid to holders of record as of a date in December. Any capital gain net income will generally be distributed after the end of the Trust's taxable year.
REINVESTMENT OPTION
You can elect to automatically reinvest your distributions into additional units of the Portfolio subject only to the deferred sales charge remaining at the time of reinvestment. Reinvesting helps to compound your income for a greater total return.
TAXES
Distributions which are taxable to Investors as ordinary income will constitute dividends for federal income tax purposes and may, subject to certain limitations, be eligible for the dividends-received deduction for certain corporations (see Taxes in Part B).

Noncorporate investors who have held their units for more than 12 months may be entitled to a 20% maximum federal tax rate for gains from the sale of these units. Certain dividends from the Portfolio may be designated as capital gains dividends, which may be eligible for the 20% maximum federal tax rate in the hands of noncorporate investors.

Foreign investors should be aware that distributions will generally be subject to information reporting and withholding taxes.
TAX BASIS REPORTING
The proceeds received when you sell this investment will reflect the deduction of the deferred sales charge. In addition, the annual statement and the relevant tax reporting forms you receive at year-end will be based on the amount paid to you (not including the deferred sales charge). Accordingly, you should not increase your basis in your units by the deferred sales charge.
TERMINATION DATE

The Portfolio will terminate by October 11, 2000. The final distribution will be made within a reasonable time afterward. The Portfolio may be terminated earlier if its value is less than 40% of the value of the securities when deposited. SPONSORS' PROFIT OR LOSS

The Sponsors' profit or loss from the Portfolio will include the receipt of applicable sales charges, fluctuations in the Public Offering Price or secondary market price of units, a loss of $296.00 on the initial deposit of the securities and a gain or loss on subsequent deposits of securities (see Sponsors' and Underwriters' Profits in Part B).

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Defining Your Costs
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SALES CHARGE

You will pay an initial sales charge of about 1.0%. In addition, seven monthly deferred sales charges of $2.50 per 1,000 units ($17.50 annually) will be deducted from the Portfolio's net asset value each year of the Portfolio's two-year life (February 15, 1999 and thereafter on the first of each month through August 1, 1999, and October 1, 1999-April 1, 2000). This deferred method of payment keeps more of your money invested over a longer period of time. The sales charge is reduced on purchases of $50,000 or more as shown in Part B. If you exchange units of this Portfolio for units of a Focus, Select or other Defined Asset Fund or roll the proceeds of your investment into a new portfolio, you will not be subject to the initial charge otherwise payable upon an investment in the new portfolio. (See How To Buy Units--Public Offering Price.) Although this is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay. On a $1,000 investment for 1,000 Units, you will pay the following charges:

                                                         As a %
                                                  of Initial Public
                                                  Offering Price
                                                  -----------------
Initial Sales Charge                                       1.00%
Deferred Sales Charge per Year                             1.75%
Maximum Sales Charge                                       4.50%
Maximum Sales Charge Imposed on Reinvested
  Dividends                                                3.50%

ESTIMATED ANNUAL FUND OPERATING EXPENSES

                                         As a %        Amount per
                                  of Net Assets       1,000 Units
                                  -----------------  --------------

Trustee's Fee                              .088%       $     0.87
Portfolio Supervision,
  Bookkeeping and Administrative
  Fees                                     .046%       $     0.45
Other Operating Expenses                   .026%       $     0.26
                                  -----------------  --------------
TOTAL                                      .160%       $     1.58

These estimates do not include the costs of purchasing and selling the underlying Stocks. ORGANIZATION COSTS
Investors will bear all or a portion of the expenses incurred in organizing the Portfolio--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states, and the initial audit of the Portfolio--as is common for mutual funds. Estimated organization costs shown below are included in the public offering price and will be deducted from the assets of the Portfolio as of the close of the initial offering period.



                                                   AMOUNT
                                                PER 1,000
                                                    UNITS
                                      -----------------------------
                                                $    1.60
Estimated Organization Costs


COSTS OVER TIME
You would pay the following cumulative expenses on a $1,000 investment, assuming 5% annual return on the investment throughout the indicated periods and redemption at the end of the period:

 1 Year     3 Years    5 Years    10 Years
   $31        $73       $118        $241


Although the Portfolio has a term of only two years and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the investment is rolled over into a new portfolio subject only to the deferred sales charge and fund expenses.
The example assumes reinvestment of any dividends and distributions and uses a 5% annual rate of return as mandated by SEC regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment.
Reductions to the repurchase and cash redemption prices in the secondary market to recoup the costs of liquidating securities to meet redemption (described below) have not been reflected. The example should not be considered a representation of past or future expenses or annual rates of return; the actual expenses and annual rates of return may be more or less than the example. REDEEMING OR SELLING YOUR INVESTMENT

You may redeem or sell your units at any time prior to the termination of the Portfolio. Your price will be based on the then current net asset value. The redemption and secondary market repurchase price as of September 10, 1998 was $972.50 per 1,000 units ($17.50 per 1,000 units less than the net asset value). This price reflects deductions of the annual deferred sales charge which declines over each year of the Portfolio ($17.50 initially). If you redeem or sell your units before October 1, 1999, you will pay only the balance of any deferred sales charge remaining for the first year. If you redeem or sell your units on or after October 1, 1999, you will pay the remaining balance of the deferred sales charge for the second year. As of the close of the initial offering period these prices will be reduced to reflect the estimated organization costs shown above. After the initial offering period, the repurchase and cash redemption prices for units may be reduced to reflect the estimated costs of liquidating securities to meet the redemption, currently estimated at $0.65 per 1,000 units. If you reinvest in a new portfolio, you will pay your share of any brokerage commissions on the sale of underlying securities when your units are liquidated during the rollover.

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                               Defined Portfolio
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Equity Investor Fund
Blue Chip Stock Series 6
Premier American Portfolio                                    September 11, 1998

                                                                     PRICE
                                      TICKER     PERCENTAGE OF     PER SHARE          COST
NAME OF ISSUER                        SYMBOL       FUND (1)         TO FUND       TO FUND (2)
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1. American International Group,
    Inc.                                AIG             4.83%    $      76.6250  $    22,987.50
2. Aon Corporation                      AOC             3.87            61.3750       18,412.50
3. Automatic Data Processing, Inc.      AUD             2.95            70.0625       14,012.50
4. BellSouth Corporation                BLS             1.41            66.8125        6,681.25
5. Berkshire Hathaway, Inc. (Class
    B)                                 BRK/B            8.11         1,927.0000       38,540.00
6. Bristol-Myers Squibb Company         BMY             2.19           104.0625       10,406.25
7. Brown-Forman Corporation (Class
    B)                                 BF/B             2.49            59.1250       11,825.00
8. Cardinal Health, Inc.                CAH             1.79            85.0625        8,506.25
9. Chubb Corporation                    CB              2.65            62.9375       12,587.50
10. Clorox Company                      CLX             4.14            98.4375       19,687.50
11. Coca-Cola Company                   KO              1.28            60.7500        6,075.00
12. Colgate-Palmolive Company           CL              2.87            68.1250       13,625.00
13. Eli Lilly & Company                 LLY             3.07            72.8750       14,575.00
14. Emerson Electric Company            EMR             3.60            57.0000       17,100.00
15. Exxon Corporation                   XON             1.47            69.6875        6,968.75
16. Fannie Mae                          FNM             3.64            57.7500       17,325.00
17. General Electric Company            GE              3.24            77.0625       15,412.50
18. Honeywell, Inc.                     HON             2.75            65.3750       13,075.00
19. Johnson & Johnson                   JNJ             3.18            75.6250       15,125.00
20. Lincoln National Corporation        LNC             1.87            89.0000        8,900.00
21. Lockheed Martin Corporation         LMT             4.01            95.4375       19,087.50
22. MBIA, Inc.                          MBI             1.00            47.5625        4,756.25
23. Merck & Company, Inc.               MRK             2.60           123.8125       12,381.25
24. Pfizer, Inc.                        PFE             3.97            94.3750       18,875.00
25. Procter & Gamble Company            PG              2.90            69.0000       13,800.00
26. Schering-Plough Corporation         SGP             3.81            90.5000       18,100.00
27. United Technologies Corporation     UTX             3.16            75.1250       15,025.00
28. Vulcan Materials Company            VMC             2.16           102.6875       10,268.75
29. Wachovia Corporation                WB              3.25            77.3125       15,462.50
30. Wal-Mart Stores, Inc.               WMT             3.68            58.3750       17,512.50
31. Warner-Lambert Company              WLA             2.88            68.4375       13,687.50
32. Wrigley (WM.) Jr. Company           WWY             1.57            74.5625        7,456.25
33. Xerox Corporation                   XRX             3.61            85.9375       17,187.50
                                                ---------------                  --------------
                                                      100.00%                    $   475,427.50
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(1) Based on Cost to Fund.
(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on September 10, 1998.

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The securities were acquired on September 10, 1998 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or comanagers of a public offering of the securities in this Fund during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Fund on one or more stock exchanges and may have a long or short position in any of these securities or in options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Fund. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Sponsors, Trustee and Holders of Equity Investor Fund, Blue Chip Stock Series 6, Premier American Portfolio, Defined Asset Funds (the 'Portfolio'):
We have audited the accompanying statement of condition and the defined portfolio included in the prospectus of the Portfolio as of September 11, 1998. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Portfolio as of September 11, 1998 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, N.Y.

September 11, 1998


                STATEMENT OF CONDITION AS OF SEPTEMBER 11, 1998
TRUST PROPERTY

Investments--Contracts to purchase Securities(1).........$         475,427.50
                                                         --------------------
           Total.........................................$         475,427.50
                                                         --------------------
                                                         --------------------
LIABILITY AND INTEREST OF HOLDERS
  Reimbursement of Sponsors for organization
    expenses(2)..........................................$             768.37
                                                         --------------------
  Subtotal...............................................$             768.37
                                                         --------------------
Interest of Holders of 480,229 Units of fractional
  undivided interest outstanding(3):
  Cost to investors(4)...................................$         480,209.79
  Gross underwriting commissions(5) and organization
    expenses(2)..........................................           (5,550.66)
                                                         --------------------
  Subtotal...............................................$         474,659.13
                                                         --------------------
           Total.........................................$         475,427.50
                                                         --------------------
                                                         --------------------

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           (1) Aggregate cost to the Portfolio of the securities listed under Defined Portfolio determined by the Trustee at 4:00 p.m., Eastern time on September 10, 1998. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by DBS Bank, New York Branch, in the amount of $475,723.50 and deposited with the Trustee. The amount of the letter of credit includes $475,427.50 for the purchase of securities.
           (2) A portion of the Public Offering Price consists of securities in an amount sufficient to pay all or a portion of the costs incurred in establishing the Portfolio. These costs have been estimated at $1.60 per 1,000 Units. A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organizational expenses obligation of the investors will be satisfied.
           (3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted from the initial number of Units to maintain the $1,000 per 1,000 Units offering price.
           (4) Aggregate public offering price computed on the basis of the value of the underlying securities at 4:00 p.m., Eastern time on September 10, 1998.
           (5) Assumes the maximum initial sales charge per 1,000 units of 1.00% of the Public Offering Price. A deferred sales charge of $17.50 per 1,000 Units is payable each year ($2.50 per 1,000 Units monthly February 15, 1999 and thereafter on the first of each month March 1-August 1, 1999 and October 1, 1999-April 1, 2000). Distributions will be made on behalf of investors to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsors will be satisfied.

                             DEFINED ASSET FUNDSSM
                               PROSPECTUS--PART B
                              EQUITY INVESTOR FUND
                             BLUE CHIP STOCK SERIES
                           PREMIER AMERICAN PORTFOLIO
             FURTHER INFORMATION REGARDING THE FUND MAY BE OBTAINED
     WITHIN FIVE DAYS BY WRITING OR CALLING THE TRUSTEE AT THE ADDRESS AND
        TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS PROSPECTUS.
                                     INDEX
                                                                            PAGE
                                                                          ------
PORTFOLIO DESCRIPTION.....................................................     1
RISK FACTORS..............................................................     2
HOW TO BUY UNITS..........................................................     3
HOW TO REDEEM OR SELL UNITS...............................................     4
EXCHANGE OPTION...........................................................     5
INCOME, DISTRIBUTIONS AND REINVESTMENT....................................     7
PORTFOLIO EXPENSES........................................................     7
TAXES.....................................................................     8
RECORDS AND REPORTS.......................................................    10
TRUST INDENTURE...........................................................    10
MISCELLANEOUS.............................................................    11
SUPPLEMENTAL INFORMATION..................................................    13

PORTFOLIO DESCRIPTION
PORTFOLIO SELECTION
     Professional buyers and research analysts for Defined Asset Funds, with access to extensive research, selected the Securities for the Portfolio after considering the Fund's investment objective as well as the quality of the common stocks, the earning and dividend payment records of the issuers, the capitalization of the issuers and the prices of the common stocks. Advertising and sales literature may contain brief descriptions of the businesses of each of the companies in the Portfolio and Defined Asset Funds research analysis of why they were selected.
     The deposit of the Securities in the Portfolio on the initial date of deposit established a proportionate relationship among the number of shares of each Security. Following the initial date of deposit the Sponsors may deposit additional Securities in order to create new Units, maintaining to the extent possible that original proportionate relationship. The ability to acquire each Security at the same time will generally depend upon the Security's availability and any restrictions on the purchase of that Security by reason of the federal securities laws or otherwise.
     Additional Units may also be created by the deposit of cash (including a letter of credit) with instructions to purchase additional Securities. This practice could cause both existing and new investors to experience a dilution of their investments and a reduction in their anticipated income because of price fluctuations in the Securities between the time of the cash deposit and the actual purchase of the additional Securities and because the associated brokerage fees will be an expense of the Portfolio. To minimize these effects, the Portfolio will try to purchase Securities as close to the Evaluation Time or at prices as close to the evaluated prices as possible.
     Because each Defined Asset Fund is a preselected portfolio, you know the securities before you invest. Of course, the Portfolio will change somewhat over time, as Securities are purchased upon creation of additional Units, as securities are sold to meet Unit redemptions or in other limited circumstances.

PORTFOLIO SUPERVISION
     The Portfolio follows a buy and hold investment strategy in contrast to the frequent portfolio changes of a managed fund based on economic, financial and market analyses. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsors may instruct the Trustee to tender or sell the Security in the open market when in its opinion it is in the best interests of investors to do so. Although the Portfolio is not actively managed, it is regularly reviewed and evaluated and Securities can be sold in case of certain adverse developments concerning a Security including the adverse financial condition of the issuer, the institution of legal proceedings against the issuer, a decline in the price or the occurrence of other market or credit factors that might otherwise make retention of the Security detrimental to the interest of investors or if the disposition of these Securities is necessary in order to enable the Portfolio to make distributions of the Portfolio's capital gain net income or desirable in order to maintain the qualification of the Portfolio as a regulated investment company under the Internal Revenue Code. Securities can also be sold to meet redemption of Units. The Sponsors are also authorized to direct the reinvestment of the proceeds of the sale of Securities, as well as moneys held to cover the purchase of Securities pursuant to contracts which have failed, in Replacement Securities which satisfy certain conditions specified in the Indenture.
RISK FACTORS
     An investment in the Portfolio entails certain risks, including the risk that the value of your investment will decline if the financial condition of the issuers of the Securities becomes impaired or if the general condition of the stock market worsens. The rights of holders of common stocks to receive payments from the issuer are generally inferior to the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Moreover, because common stocks do not represent an obligation of the issuer they do not offer any assurance of income or provide the degree of protection of capital provided by debt securities. Common stocks in general are susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. Equity markets can be affected by unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The Sponsors cannot predict the direction or scope of any of these factors. Equity markets have been at historically high levels and no assurance can be given that these levels will continue.
LIQUIDITY
     Whether or not the Securities are listed on a national securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Portfolio may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsors. The price at which the Securities may be sold to meet redemptions and the value of the Portfolio will be adversely affected if trading markets for the Securities are limited or absent.
LITIGATION AND LEGISLATION
     The Sponsors do not know of any pending litigation as of the initial date of deposit that might reasonably be expected to have a material adverse effect on the Portfolio, although pending litigation may have a material adverse effect on the value of the Securities. In addition, at any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Securities in the Portfolio or the issuers of the Securities. Changing approaches to regulation may have a negative impact on certain companies represented in the Portfolio. There can be no assurance that future litigation, legislation, regulation or deregulation will not have a material adverse effect on the Portfolio or will not impair the ability of the issuers of the Securities to achieve their business goals. From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. This type of legislation, if enacted into law, would adversely affect the after-tax return to investors who can take advantage of the deduction. See Taxes.
LIFE OF THE PORTFOLIO; TERMINATION
     The size and composition of the Portfolio will be affected by the level of redemptions of Units that may occur from time to time. Principally, this will depend upon the number of investors seeking to sell or redeem their Units. The Portfolio will be terminated no later than the mandatory termination date specified in Part A of the Prospectus. It will terminate earlier upon the disposition of the last Security or upon the consent of investors holding 51% of the
Units. The Portfolio may also be terminated earlier by the Sponsors once its total assets have fallen below the minimum value specified in Part A of the Prospectus. A decision by the Sponsors to terminate the Portfolio early will be based on factors such as the size of the Portfolio relative to its original size, the ratio of Portfolio expenses to income, and the cost of maintaining a current prospectus.
     Notice of impending termination will be provided to investors and thereafter units will no longer be redeemable. On or shortly before termination, the Trustee will seek to dispose of any Securities remaining in the Portfolio although any Security unable to be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final disposition. A proportional share of the expenses associated with termination, including brokerage costs in disposing of Securities, will be borne by investors remaining at that time. This may have the effect of reducing the amount of proceeds those investors are to receive in any final distribution.
HOW TO BUY UNITS
     Units are available from any of the Sponsors, Underwriters and other broker-dealers at the Public Offering Price. The Public Offering Price varies each Business Day with changes in the value of the Portfolio and other assets and liabilities of the Fund.
PUBLIC OFFERING PRICE
     Units are charged a combination of Initial and Deferred Sales Charges which will aggregate 2.75% of the public offering price for the first year ($17.50 Deferred Sales Charge plus an Initial Sales Charge of about 1.0%, totaling 2.75% of the public offering price) and approximately 1.75% for the second year. Because the annual Deferred Sales Charge is $17.50 per 1,000 Units in the second year regardless of the price you pay, the maximum sales charges expressed as a percentage of the public offering price will vary with the price you pay. For example, if you buy 1,000 Units for $1,050 (including an initial sales charge of $11.38) and hold the Units until termination, you will pay a total sales charge of $46.38 or 4.42% of the acquisition price on those Units. At an acquisition price of $950 (including an initial sales charge of $8.63), you would pay a total sales charge of $43.63 or 4.59% of the acquisition price.
     For quantity purchases of units of this Series and all Focus and Select Series, and certain other Selected Equity Investor Series, by an investor and the investor's spouse and minor children, or by a single trust estate or fiduciary account, made on a single day, the following percentages will apply (assuming a $1,000 public offering price for 1,000 Units):

                                                              INITIAL OFFER PERIOD SALES CHARGES        CUMULATIVE SALES
                                                                                    DEALER CONCESSION           CHARGES
                                         -------------------------------------------------------------
                                                                                          AS % OF
                                                                                   PUBLIC OFFERING
                                                                                            PRICE       ---------------------
                                                 AS % OF          AS % OF NET      -------------------          AS % OF
AMOUNT PURCHASED                         PUBLIC OFFERING PRICE  AMOUNT INVESTED                         PUBLIC OFFERING PRICE
---------------------------------------  ---------------------  -----------------                       ---------------------
Less than $50,000 .....................             2.75%               2.778%               2.00%                 4.50%
$50,000 to $99,999 ....................             2.50                2.519                1.80                  4.25
$100,000 to $249,999 ..................             2.00                2.005                1.45                  3.75
$250,000 to $999,999 ..................             1.75                1.750                1.25                  3.50
$1,000,000 or more ....................             1.00                1.000                 .50                  2.75

                                           AS % OF NET
AMOUNT PURCHASED                         AMOUNT INVESTED
---------------------------------------  -----------------
Less than $50,000 .....................          4.712%
$50,000 to $99,999 ....................          4.439
$100,000 to $249,999 ..................          3.896
$250,000 to $999,999 ..................          3.627
$1,000,000 or more ....................          2.828


In addition, a portion of the Public Offering Price also consists of securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Portfolio, including the costs of the initial preparation of documents relating to the Portfolio, federal and state registration fees, and the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses. The estimated organization costs will be deducted from the assets of the Portfolio as of the close of the initial offering period.

     The annual Deferred Sales Charge is a charge of $17.50 per 1,000 units and is accrued in seven monthly installments each year of the Portfolio, in the months indicated in part A of this Prospectus. Units redeemed or repurchased prior to the accrual of the final Deferred Sales Charge installment in the first or second year will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind redemption, although this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code) of an investor.
     It is anticipated that Securities will not be sold to pay the Deferred
Sales Charge until after the date of the last installment in each year of the
Portfolio. Investors will be at risk for market price fluctuations in the
Securities from the
                                       3

several installment accrual dates to the dates of actual sale of Securities to satisfy this liability. In selling Securities the Portfolio will attempt to minimize any current tax liability for current investors.
     Selling dealers will be entitled to the concession stated in the table above on Units sold or redeemed during the first year. On Units held in the second year of the Portfolio, the selling dealer will be entitled to an additional concession of $11 per 1,000 Units ($5 per 1,000 Units for purchases of $1 million or more). Employees of certain Sponsors and Sponsor affiliates and non-employee directors of certain of the Sponsors may purchase Units at a reduced sales charge.
     Commercial banks and their securities broker subsidiaries that have agreements with the Sponsors may make Units available to their customers as their agents. A portion of the sales charge (equal to the dealer commission referred to above) will be retained or remitted to the banks. Under the
Glass-Steagall Act, banks are prohibited from underwriting Units; however, the
Glass-Steagall Act permits banks to act as agents of their customers on a disclosed basis and federal banking regulations have approved similar arrangements. In addition, state securities laws on this issue may differ from the interpretation of federal law expressed above and banks and financial institutions may be required to register as dealers pursuant to state law.
EVALUATIONS
     Evaluations are determined by the Trustee on each Business Day. This excludes Saturdays, Sundays and the following holidays as observed by the New
York Stock Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents'
Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and
Christmas. If the Securities are listed on a national securities exchange or the
NASDAQ national market system, evaluations are generally based on closing sales prices on that exchange or that system (unless the Trustee deems these prices inappropriate) or, if closing sales prices are not available, at the mean between the closing bid and offer prices. If the Securities are not listed or if listed but the principal market is elsewhere, the evaluation is generally determined based on sales prices of the Securities on the over-the-counter market or, if sales prices in that market are not available, on the basis of the mean between current bid and offer prices for the Securities or for comparable securities or by appraisal or by any combination of these methods. Neither the
Sponsors nor the Trustee guarantee the enforceability, marketability or price of any Securities.
NO CERTIFICATES
     All investors are required to hold their Units in uncertifcated form and in
'street name' by their broker, dealer or financial institution at the Depository
Trust Company ('DTC').
HOW TO REDEEM OR SELL UNITS
     You can redeem your Units at any time for net asset value. In addition, the
Sponsors have maintained an uninterrupted secondary market for Units for over 20 years and will ordinarily buy back Units at net asset value. The following describes these two methods to redeem or sell Units in greater detail.
REDEEMING UNITS
     You can always redeem your Units for net asset value. This can be done by contacting your broker, dealer or financial institution that holds your Units in street name. In certain instances, additional documents may be required such as a trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.
     Within seven days after the receipt of your request (and any necessary documents), a check will be mailed to you in an amount equal to the net asset value of your Units. Because of the sales charge, market movements or changes in the Portfolio, net asset value at the time you redeem your Units may be greater or less than the original cost of your Units. Net asset value is calculated each
Business Day by adding the value of the Securities, declared but unpaid dividends on the Securities, cash and the value of any other Portfolio assets;
deducting unpaid taxes or other governmental charges, accrued but unpaid
Portfolio expenses and any remaining Deferred Sales Charges, unreimbursed
Trustee advances, cash held to redeem Units or for distribution to investors and the value of any other Portfolio liabilities;
                                       4
and dividing the result by the number of outstanding Units. After the initial offering period, the repurchase and cash redemption prices will be reduced to reflect the cost to the Portfolio of liquidating Securities to meet the redemption.
     As long as the Sponsors are maintaining a secondary market for Units (as described below), the Trustee will not actually redeem your Units but will sell them to the Sponsors for net asset value. If the Sponsors are not maintaining a secondary market, the Trustee will redeem your Units for net asset value or will sell your Units in the over-the-counter market if the Trustee believes it will obtain a higher net price for your Units. If the Trustee is able to sell the
Units for a net price higher than net asset value, you will receive the net proceeds of the sale.
     If cash is not available in the Income and Capital Accounts to pay redemptions, the Trustee may sell Securities selected by the Agent for the
Sponsors based on market and credit factors determined to be in the best interest of the Fund. These sales are often made at times when the Securities would not otherwise be sold and may result in lower prices than might be realized otherwise and may also reduce the size and diversity of the Fund. If
Securities are being sold during a time when additional Units are being created by the purchase of additional Securities (as described under Portfolio
Selection), Securities will be sold in a manner designed to maintain, to the extent practicable, the proportionate relationship among the number of shares of each Security in the Portfolio.
     Any investor owning Units representing Securities with a value of at least
$250,000 who redeems those Units prior to the rollover notification date indicated in Part A of the Prospectus may, in lieu of cash redemption, request distribution in kind of an amount and value of Securities per Unit equal to the otherwise applicable Redemption Price per Unit. Generally, whole shares of each
Security together with cash from the Capital Account equal to any fractional shares to which the investor would be entitled (less any Deferred Sales Charge payable) will be paid over to a distribution agent and either held for the account of the investor or disposed of in accordance with instructions of the investor. Any brokerage commissions on sales of Securities in connection with in-kind redemptions will be borne by the redeeming investors. The in-kind redemption option is subject to all applicable legal restrictions and may be terminated by the Sponsors at any time upon prior notice to investors.
     Redemptions may be suspended or payment postponed (i) if the New York Stock
Exchange is closed (other than customary weekend and holiday closings), (ii) if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making disposal or evaluation of the Securities not reasonably practicable or (iii) for any other period permitted by SEC order.
SPONSORS' SECONDARY MARKET FOR UNITS
     The Sponsors, while not obligated to do so, will buy back Units at net asset value without any other fee or charge as long as they are maintaining a secondary market for Units. Because of the sales charge, market movements or changes in the portfolio, net asset value at the time you sell your Units may be greater or less than the original cost of your Units. The Sponsors may resell the Units to other buyers or redeem the Units by tendering them to the Trustee.
You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices for Units.
     The Sponsors may discontinue the secondary market for Units without prior notice if the supply of Units exceeds demand or for other business reasons.
Regardless of whether the Sponsors maintain a secondary market, you have the right to redeem your Units for net asset value with the Trustee at any time, as described above.
EXCHANGE OPTION

     You may exchange Units for units of Focus or Select Portfolios or certain other selected Defined Asset Funds with a combination of initial and deferred sales charges. Select and Focus Portfolios have a sales charge for first-time investors of 1% initially and annual deferred sales charges of $17.50 per 1,000 units. On exchanges, the initial sales charge is waived and units are acquired subject to any remaining deferred sales charges. Investors can also exchange units of those Portfolios and similar series of unaffiliated equity unit investment trusts for Units, subject only to the remaining deferred sales charges. In the future, the Exchange Option may be extended to other series and types of trusts with similar sales charge structures.
     To make an exchange, you should contact your financial professional to find out what suitable exchange funds are available and to obtain a prospectus. You may acquire units of only those exchange funds in which the Sponsors are
                                       5

maintaining a market and which are lawfully for sale in the state where you reside. An exchange is a taxable event normally requiring recognition of any gain or loss on the units exchanged. However, the Internal Revenue Service may seek to disallow a loss if the portfolio of the units acquired is not materially different from the portfolio of the units exchanged; you should consult your own tax adviser. If the proceeds of units exchanged are insufficient to acquire a whole number of exchange fund units, you may pay the difference in cash (not exceeding the price of a single unit acquired).
     As the Sponsors are not obligated to maintain a market in any series or to offer successor portfolios, there can be no assurance that units can be exchanged. The Exchange Option may be amended or terminated at any time without notice.
ROLLOVER
     In lieu of redeeming Units or receiving liquidation proceeds upon the termination of the Portfolio, investors who hold their units with the Sponsor may elect, by contacting their financial adviser prior to the rollover notification date indicated in Part A, to apply their proportional interest in the Securities and other assets of the Portfolio toward the purchase of units of a new Blue Chip Series (if available). It is expected that the terms of any new portfolio, including the exchange and rollover features, will be substantially the same as those of this Portfolio.
     A rollover of your units is accomplished by the in-kind redemption of Units followed by the sale of the underlying Securities by a distribution agent on behalf of participating investors and the reinvestment of the sale proceeds (net of brokerage fees, governmental charges and other sale expenses) in units of the new portfolio at their net asset value.
     The Sponsors intend to sell the distributed Securities, on behalf of the distribution agent, as quickly as practicable and then to create units of the new portfolio as quickly as possible, subject in both cases to the Sponsors'
sensitivity that the concentrated sale and purchase of large volumes of securities may affect market prices in a manner adverse to the interest of investors. Accordingly, the Sponsors may, in their sole discretion, undertake a more gradual sale of the distributed Securities and a more gradual creation of units of the new portfolio to help mitigate any negative market price consequences caused by this large volume of securities trades. In order to minimize potential losses caused by market movement during the rollover period, the Sponsors may enter into program trades, which might increase brokerage commissions payable by investors. There can be no assurance, however, that any trading procedures will be successful or might not result in less advantageous prices. Pending the investment of rollover proceeds in the securities to comprise the new portfolio, those moneys may be uninvested for up to several days. For any Securities in the Portfolio that will also be in the new portfolio, a direct sale of those securities between the two funds is now permitted pursuant to an SEC exemptive order. These sales will be effected at the securities' closing sales prices on the exchanges where they are principally traded, free of any brokerage costs.
     By participating in the rollover you may realize taxable capital gain on the rollover but may not be entitled to a deduction for capital loss recognized on the rollover and, because of the rollover procedures, you will not receive a cash distribution with which to pay those taxes. You should consult your own tax advisers in this regard. Investors who do not participate will continue to hold their Units until the termination of the Portfolio; however, depending upon the extent of participation in the rollover, the aggregate size of the Portfolio may be sharply reduced resulting in a significant increase in per Unit expenses.
     The Sponsors may, in their sole discretion and without penalty or liability to investors, decide not to sponsor a new portfolio or to modify the terms of the rollover.
     The Division of Investment Management of the SEC is of the view that the rollover option constitutes an 'exchange offer', for the purposes of Section
11(c) of the Investment Company Act of 1940, and would therefore be prohibited absent an exemptive order. The Sponsors have received exemptive orders under
Section 11(c) which they believe permit them to offer the rollover, but no assurance can be given that the SEC will concur with the Sponsors' position and additional regulatory approvals may be required.
                                       6
INCOME, DISTRIBUTIONS AND REINVESTMENT
INCOME AND DISTRIBUTIONS
     The annual income per Unit, after deducting estimated annual expenses per
Unit, will depend primarily upon the amount of dividends declared and paid by the issuers of the Securities and changes in the expenses of the Portfolio and, to a lesser degree, upon the level of purchases of additional Securities and sales of Securities. There is no assurance that dividends on the Securities will continue at their current levels or be declared at all.
     Each Unit receives an equal share of distributions of dividend income net of expenses. Dividends received are credited to an Income Account and other receipts to a Capital Account. Because dividends on the Securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the Income Account. A Reserve Account may be created by withdrawing from the Income and Capital Accounts amounts considered appropriate by the Trustee to reserve for any material amount that may be payable out of the Portfolio. Funds held by the Trustee in the various accounts do not bear interest. Subject to the reinvestment plan, the Quarterly
Income Distribution for each investor shall consist of an amount, computed quarterly by the Trustee, substantially equal to one-quarter of the investor's pro rata share of the estimated annual income to the Income Account, after deducting estimated expenses. There is no assurance that actual distributions will be made since all dividends received may be used to pay expenses. In addition, distributions of amounts necessary to pay the Deferred Sales Charge will be made from the Capital Account to an account maintained by the Trustee for purposes of satisfying investors' sales charge obligations. Although the
Sponsors may collect the Deferred Sales Charge during the months stated in Part
A, to keep Units more fully invested the Sponsors currently do not anticipate sales of Securities to pay the Deferred Sales Charge until after the final
Deferred Sales Charge installment in each year of the Portfolio. Proceeds of the disposition of any Securities not used to pay Deferred Sales Charge or to redeem
Units will be held in the Capital Account and distributed following liquidation of the Portfolio.
     An amount equal to any capital gain net income (i.e. the excess of capital gains over capital losses recognized by the Fund in any taxable year) will be distributed shortly after the end of the year. In order to meet certain tax requirements the Portfolio may make a special distribution of income, including capital gains, to holders of record as of a date in December. Proceeds received from the disposition of any of the Securities which are not used to make the distribution of capital gain net income, for redemption of Units or reinvested in additional Securities will be held in the Capital Account to be distributed on the next succeeding distribution day.
REINVESTMENT
     Income and principal distributions on Units may be reinvested by participating in the reinvestment plan. Under the plan, the Units acquired for investors will be either Units already held in inventory by the Sponsors or new
Units created by the Sponsors' deposit of additional Securities, contracts to purchase additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase additional Securities. Purchases made pursuant to the reinvestment plan will be made without initial sales charge at the net asset value for Units (but will be subject to subsequently deducted deferred sales charges). Under the reinvestment plan, the Portfolio will pay the distributions to the Trustee which in turn will purchase for the investor full and fractional Units at the price determined as of the close of business on the distribution day and will add the Units to the investor's account and send the investor an account statement reflecting the reinvestment. The Sponsors reserve the right to amend, modify or terminate the reinvestment plan at any time without prior notice. Investors holding Units in 'street name' should contact their broker, dealer or financial institution if they wish to participate in the reinvestment plan.
PORTFOLIO EXPENSES
     Estimated annual Portfolio expenses are listed in Part A of the Prospectus;
if actual expenses exceed the estimate, the excess will be borne by the Fund.
The estimated expenses do not include any brokerage commissions payable by the
Portfolio in buying and selling Securities. The Trustee's fees shown in Part A of this Prospectus assume that the Portfolio will reach a size estimated by the
Sponsors and are based on a sliding fee scale that reduces the per 1,000 units
Trustee's fee as the size of the Portfolio increases. The Trustee's annual fee is payable in monthly installments. The Trustee also benefits when it holds cash for the Portfolio in non-interest bearing accounts. Possible additional charges include Trustee fees and expenses for extraordinary services, costs of indemnifying the Trustee and the Sponsors, costs of action taken to protect the
Portfolio and other legal fees and expenses, termination expenses and any
                                       7

governmental charges. The Trustee has a lien on Portfolio assets to secure reimbursement of these amounts and may sell Securities for this purpose if cash is not available. The Sponsors receive an annual fee currently estimated at $0.45 per 1,000 Units to reimburse them for the cost of providing Portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Portfolio. While the fee may exceed the amount of these costs and expenses attributable to the Portfolio, the total of these fees from all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of those Series during any calendar year. The Trustee's and Sponsers' fees may be adjusted for inflation without investor approval.

     Advertising and selling expenses will be paid from the Underwriting Account at no charge to the Portfolio. Defined Asset Funds can be a cost-effective way to purchase and hold investments. Annual operating expenses are generally lower than for managed funds. Because Defined Asset Funds have no management fees, limited transaction costs and no ongoing marketing expenses, operating expenses are generally less than 0.25% a year. When compounded annually, small differences in expense ratios can make a big difference in your investment results.
TAXES
TAXATION OF THE PORTFOLIO
     The Portfolio intends to qualify for and elect the special tax treatment applicable to 'regulated investment companies' under Sections 851-855 of the Internal Revenue Code of 1986, as amended (the 'Code'). Qualification and election as a 'regulated investment company' involve no supervision of investment policy or management by any government agency. If the Portfolio qualifies as a 'regulated investment company' and distributes to investors 90% or more of its taxable income, excluding its net capital gain (i.e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to federal income tax on the portion of its taxable income
(including any net capital gain) it distributes to investors in a timely manner.
In addition, the Portfolio will not be subject to the 4% excise tax on certain undistributed income of 'regulated investment companies' to the extent it distributes to investors in a timely manner at least 98% of its taxable income
(including any net capital gain). It is anticipated that the Portfolio will not be subject to federal income tax or the excise tax, because the Indenture requires the distribution of the Portfolio's taxable income (including any net capital gain) in a timely manner. Although all or a portion of the Portfolio's taxable income (including any net capital gain) for any calendar year may be distributed shortly after the end of the calendar year, such a distribution will be treated for federal income tax purposes as having been received by investors during the calendar year.
DISTRIBUTIONS
     Distributions to investors of the Portfolio's dividend income and net short-term capital gain in any year will generally be taxable as ordinary income to investors to the extent of the Portfolio's taxable income (other than taxable income attributable to its net capital gain) for that year. Distributions in excess of the Portfolio's taxable income will be treated as a return of capital and will reduce the investor's basis in his Units and, to the extent that such distributions exceed his basis, will be treated as a gain from the sale of his Units as discussed below. It is anticipated that substantially all of the distributions of the Portfolio's net capital gains will be designated as capital gain dividends and that the Portfolio's dividend income and net short-term capital gain will be taxable as ordinary income to investors.
     Distributions that are taxable as ordinary income to investors will constitute dividends for federal income tax purposes. Certain corporate investors will be eligible for the 70% dividends-received deduction to the extent that the distributions are appropriately designated by the Portfolio and are attributable to eligible dividends received by the Portfolio from domestic issuers with respect to whose Securities the Portfolio satisfies the requirements for the dividends-received deduction. The 46-day holding period for the dividends-received deduction must begin before and include each ex-dividend date and excludes the purchase date and any days during which the investor's investment is hedged. Depending upon the particular corporate investor's circumstances, additional limitations on the availability of the dividends-received deduction may be applicable. Further, legislative and regulatory proposals arise from time to time that may adversely affect the after-tax returns to investors taking advantage of the deduction. Investors are urged to consult their own tax advisers in this regard.

     Distributions of the Portfolio's net capital gain that are designated as capital gain dividends by the Portfolio will be taxable to investors as long-term capital gain, regardless of the time the investor has held his Units.
However, if the Portfolio were to terminate in less than one year, the Portfolio would not distribute any capital gain dividends.

                                       8

     An investor, other than a dealer in securities, will generally recognize capital gain or loss when the investor disposes of his Units (by sale, redemption or otherwise). In the case of a distribution of Securities to an investor upon redemption of his Units, capital gain or loss will generally be recognized in an amount equal to the difference between the investor's tax basis in his Units and the fair market value of the Securities received in redemption.
Noncorporate investors who have held their Units for more than 12 months may be entitled to a 20% maximum federal tax rate for gains from the sale or redemption of these Units. Capital gain or loss is long-term if the relevant asset is held for more than one year and short-term if held one year or less. However, any capital loss on the sale or redemption of a Unit that an investor has held for six months or less will be a long-term capital loss to the extent of any capital gain dividends previously distributed to the investor by the Portfolio. The deduction of capital losses is subject to limitations. Investors should consult their tax advisers regarding these matters.
     Any dividends received by the Portfolio from foreign issuers will in most cases be subject to foreign withholding taxes, which will generally be reduced, though not eliminated, by treaties between the United States and the relevant foreign country. The Portfolio will not be eligible for an election that would enable the investors to credit foreign withholding taxes against their federal income tax liability on distributions by the Portfolio.
     The investor's basis in his Units will be equal to the cost of his Units, including the initial sales charge. A portion of the sales charge is deferred until the termination of the Portfolio or the redemption of the Units. The proceeds received by an investor upon such event will reflect deduction of the deferred amount. The relevant tax reporting forms received by investors will reflect the actual amounts paid to them, net of the deferred sales charge.
Accordingly, investors should not increase their basis in their Units by the deferred sales charge amount.
     Investors will be taxed in the manner described above regardless of whether distributions from the Portfolio are actually received by the investor or are reinvested pursuant to the reinvestment plan. The federal tax status of each year's distributions will be reported to investors and to the Internal Revenue
Service. The Portfolio intends to report to each investor, no later than January
31, the amount of distributions to that investor.
     The foregoing discussion summarizes only certain U.S. federal income tax consequences of an investment in Units by investors who are U.S. persons, as defined in the Code. Foreign investors (including nonresident alien individuals and foreign corporations) not engaged in U.S. trade or business will generally be subject to 30% withholding tax (or lower applicable treaty rate) on dividend distributions by the Portfolio. Investors may be subject to taxation in New York or in other U.S. or foreign jurisdictions and should consult their own tax advisers in this regard.
RETIREMENT PLANS

     Units may be well suited for purchase by Individual Retirement Accounts

('IRAs'), Keogh plans, pension funds and other qualified retirement plans, certain of which are briefly described below. Generally, capital gains and income received in each of the foregoing plans are exempt from federal taxation.
All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging (prior to the year 2000) or tax-deferred rollover treatment. Investors in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any of these plans should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any of these plans. These plans are offered by brokerage firms, including the Sponsor of this Portfolio, and other financial institutions. Fees and charges with respect to such plans may vary.
     Retirement Plans for the Self-Employed--Keogh Plans. Units may be purchased by retirement plans established for self-employed individuals, partnerships or unincorporated companies ('Keogh plans'). The assets of a Keogh plan must be held in a qualified trust or other arrangement which meets the requirements of the Code. Keogh plan participants may also establish separate IRAs (see below) to which they may contribute up to an additional $2,000 per year ($4,000 in a spousal account).

     Individual Retirement Account--IRA. Any individual can make use of a qualified IRA arrangement for the purchase of Units. Any individual (including one covered by an employer retirement plan) can make a contribution to an IRA equal to the lesser of $2,000 ($4,000 in a spousal account) or 100% of earned income; such investment must be made in cash. However, the deductible amount of a contribution by an individual covered by an employer

                                       9

retirement plan will be reduced if the individual's adjusted gross income exceeds $25,000 (in the case of a single individual), $40,000 (in the case of a married individual filing a joint return) or $200 (in the case of a married individual filing a separate return). These income threshholds will gradually be increased by 2004 to $50,000 for a single individual and $80,000 for a married individual filing jointly. Certain transactions which are prohibited under
Section 408 of the Code will cause all or a portion of the amount in an IRA to be deemed to the distributed and subject to tax at that time. Unless nondeductible contributions were made in 1987 or a later year, all distributions from an IRA will be treated as ordinary income but generally are eligible for tax-deferred rollover treatment. Taxable distributions made before attainment of age 59 1/2, except in the case of the participant's death or disability or where the amount distributed is part of a series of substantially equal periodic (at least annual) payments that are to be made over the life expectancies of the participant and his or her beneficiary, are generally subject to a surtax in an amount equal to 10% of the distribution. The 10% surtax will be waived for withdrawals for certain educational and first-time homebuyers expenses. Subject to certain income limitations, under a special type of IRA, contributions would be non-deductible but distributions would be tax-free if the account were held for at least five years and the account holder was at least 59 1/2 at the time of distribution.
     Corporate Pension and Profit-Sharing Plans. A pension or profit-sharing plan for employees of a corporation may purchase Units.
RECORDS AND REPORTS
     The Trustee keeps a register of the names, addresses and holdings of all investors. The Trustee also keeps records of the transactions of the Fund, including a current list of the Securities and a copy of the Indenture, which may be inspected by investors at reasonable times during business hours.
     With each distribution, the Trustee includes a statement of the amounts of income and any other receipts being distributed. The Trustee sends each investor of record an annual report summarizing transactions in the Fund's accounts including amounts distributed during the year, identifying Securities sold and purchased and listing Securities held and the number of Units outstanding and stating the Redemption Price per 1,000 Units at year end, and the fees and expenses paid by the Fund, among other matters. Fund accounts are audited annually by independent accountants selected by the Sponsors. Audited financial statements are available from the Trustee on request.
TRUST INDENTURE
     The Fund is a 'unit investment trust' created under New York law by a Trust
Indenture among the Sponsors and the Trustee. This Prospectus summarizes various provisions of the Indenture, but each statement is qualified in its entirety by reference to the Indenture.
     The Indenture may be amended by the Sponsors and the Trustee without consent by investors to cure ambiguities or to correct or supplement any defective or inconsistent provision, to make any amendment required by the SEC or other governmental agency or to make any other change not materially adverse to the interest of investors (as determined in good faith by the Sponsors). The
Indenture may also generally be amended upon consent of investors holding 51% of the Units. No amendment may reduce the interest of any investor in the Fund without the investor's consent or reduce the percentage of Units required to consent to any amendment without unanimous consent of investors. Investors will be notified of the substance of any amendment.
     The Trustee may resign upon notice to the Sponsors. It may be removed by investors holding 51% of the Units at any time or by the Sponsors without the consent of investors if it becomes incapable of acting or bankrupt, its affairs are taken over by public authorities, or if under certain conditions the
Sponsors determine in good faith that its replacement is in the best interest of the investors. The resignation or removal becomes effective upon acceptance of appointment by a successor; in this case, the Sponsors will use their best efforts to appoint a successor promptly; however, if upon resignation no successor has accepted appointment within 30 days after notification, the resigning Trustee may apply to a court of competent jurisdiction to appoint a successor.
     Any Sponsor may resign so long as one Sponsor with a net worth of
$2,000,000 remains. A new Sponsor may be appointed by the remaining Sponsors and the Trustee to assume the duties of the resigning Sponsor. If there is only one
Sponsor and it fails to perform its duties or becomes incapable of acting or bankrupt or its affairs are taken over by public authorities, the Trustee may appoint a successor Sponsor at reasonable rates of compensation, terminate the
                                       10

Indenture and liquidate the Fund or continue to act as Trustee without a Sponsor. Merrill Lynch, Pierce, Fenner & Smith Incorporated has been appointed as Agent for the Sponsors by the other Sponsors.
     The Sponsors and the Trustee are not liable to investors or any other party for any act or omission in the conduct of their responsibilities absent bad faith, willful misfeasance, negligence (gross negligence in the case of a Sponsor) or reckless disregard of duty. The Indenture contains customary provisions limitingthe liability of the Trustee.
MISCELLANEOUS
LEGAL OPINION
     The legality of the Units has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the
Sponsors.
AUDITORS
     The Statement of Condition in Part A of the Prospectus was audited by Deloitte & Touche LLP, independent accountants, as stated in their opinion. It is included in reliance upon that opinion given on the authority of that firm as experts in accounting and auditing.
TRUSTEE
     The Trustee and its address are stated on the back cover of the Prospectus.
The Trustee is subject to supervision by the Federal Deposit Insurance
Corporation, the Board of Governors of the Federal Reserve System and New York
State banking authorities.
SPONSORS

     The Sponsors are listed on the back cover of the Prospectus. They may include Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly-owned subsidiary of Merrill Lynch & Co., Inc.; Smith Barney Inc., an indirect wholly-owned subsidiary of The Travelers Inc.; PaineWebber Incorporated, a wholly-owned subsidiary of PaineWebber Group Inc. and Dean Witter Reynolds Inc., a principal operating subsidiary of Morgan Stanley Dean Witter & Co. Each Sponsor, or one of its predecessor corporations, has acted as Sponsor of a number of series of unit investment trusts. Each Sponsor has acted as principal underwriter and managing underwriter of other investment companies. The Sponsors, in addition to participating as members of various selling groups or as agents of other investment companies, execute orders on behalf of investment companies for the purchase and sale of securities of these companies and sell securities to these companies in their capacities as brokers or dealers in securities.

CODE OF ETHICS
     The Agent for the Sponsors has adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its personnel who have access to information on Defined Asset Funds portfolio transactions.
The code is intended to prevent any act, practice or course of conduct which would operate as a fraud or deceit on any Fund and to provide guidance to these persons regarding standards of conduct consistent with the Agent's responsibilities to the Funds.

YEAR 2000 ISSUES
     Many computer systems were designed using only two digits to designate years. These systems may not be able to distinguish the Year 2000 from the Year
1900 (commonly known as the 'Year 2000 Problem'). Like other investment companies and financial and business organizations, the Portfolio could be adversely affected if the computer systems used by the Agent for the Sponsors or Portfolio service providers do not properly address this problem prior to January 1, 2000. The Agent for the Sponsors has established a dedicated group to analyze these issues and to implement any systems modifications necessary to prepare for the Year 2000. Currently, we do not anticipate that the transition to the 21st century will have any material effect on the Portfolio. The Agent for the Sponsors has sought assurances from the Portfolio's other service providers that they are taking all necessary steps to ensure that their computer systems will accurately reflect the Year 2000, and the Agent for the Sponsors will continue to monitor the situation. At

                                       11

this time, however, no assurance can be given that the Portfolio's other service providers have anticipated every step necessary to avoid any adverse effect on the Portfolio attributable to the Year 2000 Problem.

PUBLIC DISTRIBUTION
     During the initial offering period and thereafter to the extent additional
Units continue to be offered for sale to the public by means of this Prospectus,
Units will be distributed directly to the public by this Prospectus at the
Public Offering Price determined in the manner provided above or to selected dealers who are members of the National Association of Securities Dealers, Inc.
at a concession not in excess of the maximum sales charge. The Sponsors intend to qualify Units for sale in all states in which qualification is deemed necessary through the Underwriting Account and by dealers who are members of the
National Association of Securities Dealers, Inc.. The Sponsors do not intend to qualify Units for sale in any foreign countries and this Prospectus does not constitute an offer to sell Units in any country where Units cannot lawfully be sold.
UNDERWRITERS' AND SPONSORS' PROFITS
     Upon sale of the Units, the Underwriters will be entitled to receive sales charges; each Underwriters' interest in the Underwriting Account will depend on the number of Units acquired through the issuance of additional Units. The
Sponsors also realize a profit or loss on deposit of the Securities equal to the difference between the cost of the Securities to the Fund (based on the aggregate value of the Securities on their date of deposit) and the purchase price of the Securities to the Sponsors plus commissions payable by the
Sponsors. In addition, a Sponsor or Underwriter may realize profits or sustain losses on Securities it deposits in the Fund which were acquired from underwriting syndicates of which it was a member. During the initial offering period, the Underwriting Account also may realize profits or sustain losses as a result of fluctuations after the initial date of deposit in the Public Offering
Price of the Units. In maintaining a secondary market for Units, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy Units and the prices at which they resell these Units (which include the sales charge) or the prices at which they redeem the Units. Cash, if any, made available by buyers of Units to the Sponsors prior to a settlement date for the purchase of Units may be used in the Sponsors'
businesses to the extent permitted by Rule 15c3-3 under the Securities Exchange
Act of 1934 and may be of benefit to the Sponsors.
PERFORMANCE INFORMATION
     Information on the performance of the Fund for various periods, on the basis of changes in Unit price plus the amount of dividends and capital gains reinvested, may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective investors. Total return figures are not averaged, and may not reflect deduction of the sales charge, which would decrease the return. Average annualized return figures reflect deduction of the maximum sales charge. No provision is made for any income taxes payable.
     Past performance of any series may not be indicative of results of future series. Fund performance may be compared to the performance of the DJIA, the S&P
500 Composite Price Stock Index, the S&P MidCap 400 Index, or performance data from publications such as Lipper Analytical Services, Inc., Morningstar
Publications, Inc., Money Magazine, The New York Times, U.S. News and World
Report, Barron's, Business Week, CDA Investment Technology, Inc., Forbes
Magazine or Fortune Magazine. Performance of the Stocks may be compared in sales literature to performance of the S&P 500 Stock Price Composite Index, to which may be added by year various national and international political and economic events, and certain milestones in price and market indicators and in offerings of Defined Asset Funds. This performance may also be compared for various periods with an investment in short-term U.S. Treasury securities; however, the investor should bear in mind that Treasury securities are fixed income obligations, having the highest credit characterisitics, while the Stocks involve greater risk because they have no maturities, and income thereon is subject to the financial condition of, and declaration by, the issuers. Sales literature may also describe certain historic milestones of the telecommunications industry.
DEFINED ASSET FUNDS
     For decades informed investors have purchased unit investment trusts for dependability and professional selection of investments. Defined Asset Funds'
philosophy is to allow investors to 'buy with knowledge' (because, unlike managed funds, the portfolio is relatively fixed) and 'hold with confidence'
(because the portfolio is professionally selected and regularly reviewed).
Defined Asset Funds offers an array of simple and convenient investment choices, suited to fit a wide variety of personal financial goals--a buy and hold strategy for capital accumulation, such as for children's education or retirement, or attractive, regular current income consistent with the preservation of principal.
                                       12

Unit investment trusts are particularly suited for the many investors who prefer to seek long-term profits by purchasing sound investments and holding them, rather than through active trading. Few individuals have the knowledge, resources or capital to buy and hold a diversified portfolio on their own; it would generally take a considerable sum of money to obtain the breadth and diversity that Defined Asset Funds offer. Your investment objectives may call for a combination of Defined Asset Funds.
     One of the most important investment decisions you face may be how to allocate your investments among asset classes. Diversification among different kinds of investments can balance the risks and rewards of each one. Most investment experts recommend stocks for long-term capital growth. Long-term corporate bonds offer relatively high rates of interest income. By purchasing both defined equity and defined bond funds, investors can receive attractive current income, as well as growth potential, offering some protection against inflation. From time to time various advertisements, sales literature, reports and other information furnished to current or prospective investors may present the average annual compounded rate of return of selected asset classes over various periods of time, compared to the rate of inflation over the same periods.
SUPPLEMENTAL INFORMATION
     Upon writing or calling the Trustee shown on the back cover of this
Prospectus, investors will receive without charge supplemental information about the Fund, which has been filed with the SEC. The supplemental information includes more detailed risk factor disclosure about the types of securities that may be part of the Portfolio and general information about the structure and operation of the Fund.
                                       13

                             Defined
                             Asset FundsSM

SPONSORS:                          EQUITY INVESTOR FUND

Merrill Lynch,                     BLUE CHIP STOCK SERIES 6

Pierce, Fenner & Smith IncorporatedPREMIER AMERICAN PORTFOLIO

Defined Asset Funds
P.O. Box 9051
Princeton, NJ 08543-9051           This Prospectus does not contain all of the
(609) 282-8500                     information with respect to the investment
Smith Barney Inc.                  company set forth in its registration
Unit Trust Department              statement and exhibits relating thereto which
388 Greenwich Street--23rd Floor   have been filed with the Securities and
New York, NY 10013                 Exchange Commission, Washington, D.C. under
(212) 816-4000                     the Securities Act of 1933 and the Investment
PaineWebber Incorporated           Company Act of 1940, and to which reference
1200 Harbor Boulevard              is hereby made. Copies of filed material can
Weehawken, NJ 07087                be obtained from the Public Reference Section
(201) 902-3000                     of the Commission, 450 Fifth Street, N.W.,
Dean Witter Reynolds Inc.          Washington, D.C. 20549 at prescribed rates.
Two World Trade Center--59th Floor The Commission also maintains a Web site that
New York, NY 10048                 contains information statements and other
(212) 392-2222                     information regarding registrants such as
TRUSTEE:                           Defined Asset Funds that file electronically

The Bank of New York               with the Commission at http://www.sec.gov.
Unit Investment Trust Department   ------------------------------
Box 974                            No person is authorized to give any
Wall Street Station                information or to make any representations
New York, NY 10268-0974            with respect to this investment company not
1-800-221-7771                     contained in its registration statement and

                                   exhibits relating thereto; and any
                                   information or representation not contained
                                   therein must not be relied upon as having
                                   been authorized.
                                   ------------------------------
                                   When Units of this Fund are no longer
                                   available this Prospectus may be used as a
                                   preliminary prospectus for a future series,
                                   in which case investors should note the
                                   following:
                                   Information contained herein is subject to
                                   amendment. A registration statement relating
                                   to securities of a future series has been
                                   filed with the Securities and Exchange
                                   Commission. These securities may not be sold
                                   nor may offers to buy be accepted prior to
                                   the time the registration statement becomes
                                   effective.
                                   This Prospectus shall not constitute an offer
                                   to sell or the solicitation of an offer to
                                   buy nor shall there be any sale of these
                                   securities in any State in which such offer
                                   solicitation or sale would be unlawful prior
                                   to registration or qualification under the
                                   securities laws of any such State.


                                                      70115--9/98

                                       14

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration
Statement.

 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the
Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment
Series--573 Defined Asset Funds (Reg. No. 333-08241).
 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of
1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined
Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.
III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form
S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund,
Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).
IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:

Merrill Lynch, Pierce, Fenner & Smith Incorporated     8-7221
Smith Barney Inc. ..............................       8-8177
PaineWebber Incorporated........................      8-16267
Dean Witter Reynolds Inc. ......................      8-14172

                      ------------------------------------

B.  The Internal Revenue Service Employer Identification Numbers of the
Sponsors and Trustee are as follows:

Merrill Lynch, Pierce, Fenner & Smith Incorporated                                                     13-5674085
Smith Barney Inc. ..............................     13-1912900
Dean Witter Reynolds Inc. ......................     94-0899825
PaineWebber Incorporated .......................     13-2638166

The Bank of New York, Trustee...................     13-4941102


                                      II-1

               SERIES OF EQUITY INCOME FUND, EQUITY INVESTOR FUND
                AND DEFINED ASSET FUNDS MUNICIPAL INSURED SERIES
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

                                                                    SEC
SERIES NUMBER                                                   FILE NUMBER
--------------------------------------------------------------------------------
Equity Income Fund, Blue Chip Stock Series 1................           33-05653
Equity Income Fund, Concept Series Real Estate Income
Fund........................................................           33-51869
Equity Income Fund, Select Ten Portfolio--1995 Spring
Series......................................................           33-55807
Equity Investor Fund, Focus Series Financial Portfolio......          333-32179
Equity Investor Fund, Standard & Poor's Industry Turnaround
Portfolio...................................................          333-39121
Equity Investor Fund, Select Ten Portfolio 1997 Series A....          333-15193
Defined Asset Funds Municipal Insured Series................           33-54565

                       CONTENTS OF REGISTRATION STATEMENT
This Registration Statement on Form S-6 comprises the following papers and documents:
     The facing sheet of Form S-6.
     The Cross-Reference Sheet (incorporated by reference from the Cross-Reference Sheet of the Registration Statement of Defined Asset Funds
Municipal Insured Series, 1933 Act File No. 33-54565).
     The Prospectus.
     The Signatures.
     The following exhibits:

1.1     --Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to
          Amendment No. 2 to the Registration Statement on Form S-6 of Equity
          Income Fund, Select Growth Portfolio--1995 Series 2, Defined Asset
          Funds, Reg. No. 33-58535).
1.1.1   --Form of Standard Terms and Conditions of Trust Effective as of October
          21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate
          Series-48, 1933 Act File No. 33-50247).
1.2 --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement under the Securities Act of 1933 of The Corporate Income Fund, One Hundred Ninety-Fourth
          Monthly Payment Series, 1933 Act File No. 2-90925).
3.1 --Opinion of counsel as to the legality of the securities being issued including its consent to the use of their names under the heading
          'Miscellaneous--Legal Opinion' in the Prospectus.
5.1     --Consent of independent accountants.
9.1 --Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Equity Income Fund, Select Ten Portfolio
          1996 International Series B (United Kingdom and Japan Portfolios),
          1933 Act File No. 33-00593).

                                      R-1

                 EQUITY INVESTOR FUND BLUE CHIP STOCK SERIES 6

                                   SIGNATURES
     The registrant hereby identifies the series numbers of Equity Income Fund, Equity Investor Fund and Defined Asset Funds Municipal Insured Series listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:
     1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;
     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and
     3) That it has complied with Rule 460 under the Securities Act of 1933.
     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT
HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION
STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY

AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 11TH DAY OF
SEPTEMBER, 1998.

                SIGNATURES APPEAR ON PAGE R-3, R-4, R-5 AND R-6.
     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or
Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.
     A majority of the members of the Board of Directors of Smith Barney Inc.
has signed this Registration Statement or Amendment to the Registration
Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.
      A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.
      A majority of the members of the Board of Directors of Dean Witter
Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.
                                      R-2

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 33-43466

      HERBERT M. ALLISON, JR.
      BARRY S. FREIDBERG
      EDWARD L. GOLDBERG
      STEPHEN L. HAMMERMAN
      JEROME P. KENNEY
      DAVID H. KOMANSKY
      DANIEL T. NAPOLI
      THOMAS H. PATRICK
      JOHN L. STEFFENS
      ROGER M. VASEY
      ARTHUR H. ZEIKEL
      By DANIEL C. TYLER
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)
                                      R-3

                               SMITH BARNEY INC.
                                   DEPOSITOR

By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Smith Barney Inc.:                have been filed
                                                              under the 1933 Act
                                                              File Numbers:
                                                              33-49753, 33-55073
                                                              and 333-10441

      JAMES DIMON
      DERYCK C. MAUGHAN
      By GINA LEMON
       (As authorized signatory for
       Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)
                                      R-4

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  the Board of Directors of PaineWebber     under
  Incorporated:                             the following 1933 Act File
                                            Number: 2-61279

      MARGO N. ALEXANDER
      TERRY L. ATKINSON
      BRIAN M. BAREFOOT
      STEVEN P. BAUM
      MICHAEL CULP
      REGINA A. DOLAN
      JOSEPH J. GRANO, JR.
      EDWARD M. KERSCHNER
      JAMES P. MacGILVRAY
      DONALD B. MARRON
      ROBERT H. SILVER
      MARK B. SUTTON
      By
       ROBERT E. HOLLEY
       (As authorized signatory for
       PaineWebber Incorporated
       and Attorney-in-fact for the persons listed above)
                                      R-5

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Dean Witter     Act File Numbers: 33-17085 and
  Reynolds Inc.:                            333-13039

      RICHARD M. DeMARTINI
      ROBERT J. DWYER
      CHRISTINE A. EDWARDS
      CHARLES A. FIUMEFREDDO
      JAMES F. HIGGINS
      MITCHELL M. MERIN
      STEPHEN R. MILLER
      RICHARD F. POWERS III
      PHILIP J. PURCELL
      THOMAS C. SCHNEIDER
      WILLIAM B. SMITH
      By
       MICHAEL D. BROWNE
       (As authorized signatory for
       Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)
                                      R-6

